SHULMAN
ROGERS
GANDAL
PORDY &
ECKER, P.A.

Lawrence A. Shulman
Donald R. Rogers
Karl L. Ecker†
David A. Pordy+
David D. Freishtat
Martin P. Schaffer
Christopher C. Roberts
Jeffrey A. Shane
Edward M. Hanson, Jr.
David M. Kochanski
James M. Kefauver †
Robert B. Canter
Daniel S. Krakower
Kevin P. Kennedy
Alan B. Sternstein
Nancy P. Regelin
Samuel M. Spiritos+
Martin Levine

Worthington H. Talcott, Jr.+
Fred S. Sommer
Morton A. Faller
Alan S. Tilles
James M. Hoffman
Michael V. Nakamura
Jay M. Eisenberg+
Douglas K. Hirsch
Ross D. Cooper
Glenn C. Etelson
Karl J. Protil, Jr.+
Timothy Dugan+
Kim Viti Fiorentino
Sean P. Sherman+
Gregory D. Grant+
Jacob S. Frenkel•
Rebecca Oshoway

Michael J. Froehlich
William C. Davis, III
Patrick M. Martyn
Sandy David Baron
Christine M. Sorge
Michael L. [redacted]
S
K
M
M
Gl
M
Br
De
Matthew M. Moore+
Eric J. von Vorys

Gary I. Horowitz
Heather L. Howard
Stephen A. Metz
Hong Suk "Paul" Chung
[redacted]
...meron•
Marc E. Pasekoff
Erin J. Ashbarry
Alexis H. Peters•

Meredith S. Abrams
John D. Adams
Of Counsel
Larry N. Gandal
Leonard R. Goldstein
Richard P. Meyer∘
Larry A. Gordon•
David E. Weisman
Lawrence Eisenberg
Deborah L. Moran
Scott D. Field
Jeannie Eun Cho
Special Counsel
Philip R. Hochberg∘
Maryland and D.C. except as noted:
+ Virginia also ∘ D.C. only
• Maryland only † Retired

Writer's Direct Dial Number:

301-230-5208
croberts@srgpe.com

05012338

SUPPL

RECEIVED
2005 NOV -7 A 11:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 31, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

(1)	September 27, 2005	Stock Exchange Announcement – Holding(s) in Company – Notification of Substantial Shareholder
(2)	September 27, 2005	Stock Exchange Announcement – Holding(s) in Company – Notification under Section 198 – Companies Act 1985
(3)	September 30, 2005	Stock Exchange Announcement – Holding(s) in Company – Notification under Section 198 – Companies Act 1985
(4)	September 30, 2005	Stock Exchange Announcement – Holding(s) in Company – Notification under Section 198 – Companies Act 1985
(5)	September 30, 2005	Stock Exchange Announcement – Holding(s) in Company – Notification of Substantial Shareholder
(6)	October 5, 2005	Stock Exchange Announcement – Holding(s) in Company – Notification under Section 198 – Companies Act 1985
(7)	October 5, 2005	Stock Exchange Announcement – Holding(s) in Company – Notification of Substantial Shareholder
(8)	October 6, 2005	Stock Exchange Announcement – Silchester Int. Inv. SAR 3 – Disclosure of Acquisitions
(9)	October 10, 2005	Stock Exchange Announcement – Holding(s) in Company – Notification of Substantial Shareholder
(10)	October 11, 2005	Stock Exchange Announcement – Holding(s) in Company – Notification under Section 198 – Companies Act 1985
(11)	October 11, 2005	Stock Exchange Announcement – Holding(s) in Company – Notification of Substantial Shareholder
(12)	October 18, 2005	Stock Exchange Announcement – Holding(s) in Company – Notification of Substantial Shareholder

PROCESSED
NOV 08 2005
THOMSON FINANCIAL

SHULMAN
ROGERS
GANDAL
PORDY &
ECKER, P.A.

(13)	October 19, 2005	Stock Exchange Announcement – Holding(s) in Company – Notification under Section 198 – Companies Act 1985
(14)	October 21, 2005	Stock Exchange Announcement – Holding(s) in Company – Notification under Section 198 – Companies Act 1985
(15)	October 28, 2005	Stock Exchange Announcement – Holding(s) in Company – Notification under Section 198 – Companies Act 1985
(16)	October 28, 2005	Stock Exchange Announcement – Holding(s) in Company – Notification under Section 198 – Companies Act 1985
(17)	October 31, 2005	Stock Exchange Announcement – Silchester Int. Inv. SAR 3 – Disclosure of Acquisitions
(18)	October 31, 2005	Stock Exchange Announcement – Holding(s) in Company – Notification under Section 198 – Companies Act 1985

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope. If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL,
PORDY & ECKER, P.A.

By: [signature]
Christopher C. Roberts

Enclosures
cc: Carmelina Carfora, Company Secretary (w/o enc.)
18031915-93.doc
T: 112005

REG-Electrocomponents Holding(s) in Company

RNS Number:8259R
Electrocomponents PLC
27 September 2005

ELECTROCOMPONENTS PLC ('the Company')

NOTIFICATION OF SUBSTANTIAL SHAREHOLDER

The Company received notification on 26th September 2005 (dated 23rd September 2005) in accordance with section 198 of the Companies Act from Capital Group Companies Inc, ('CG'), a US based holding Company on behalf of its affiliates, Capital International Limited, Capital International S.A., Capital International, Inc. and Capital Research and Management Company. The notification states that the notifiable interest held by these affiliates has increased to 21,699,037 Ordinary Shares of 10p each in the Company, which represents 4.99% of the total issued share Capital of the Company. The shares are held as follows:

Capital Group Companies, Inc. ('CG') holdings	Number of Shares	% held
Capital International Limited	7,540,409	1.732
Capital International S.A.	478,900	0.110
Capital International, Inc.	127,089	0.029
Capital Research and Management Company	13,552,639	3.114
TOTAL	21,699,037	4.99

SHARES ARE REGISTERED AS FOLLOWS:

Capital International Limited

Registered Name	holding
State Street Nominees Limited	192,000
Bank of New York Nominees	1,263,831
Northern Trust	1,053,797
Chase Nominees Limited	1,576,084
Midland Bank plc	59,400
Bankers Trust	130,200
Citibank London	395,500
Morgan Guaranty	174,900
Nortrust Nominees	1,310,327
Royal Bank of Scotland	169,700
State Street Bank & Trust Co.	84,600
Deutsche Bank AG	462,800
HSBC Bank plc	524,570

Mellon Bank N.A.		38,300
KAS UK		38,300
Bank One London		66,100
	TOTAL	7,540,409

Capital International S.A.

Registered Name		holding
Bank of New York Nominees		29,400
Chase Nominees Limited		384,300
Midland Bank plc		6,600
Royal Bank of Scotland		48,900
Lloyds Bank		9,700
	TOTAL	478,900

Capital International, Inc.

Registered Name		holding
Nortrust Nominees		73,600
HSBC Bank plc		53,489
	TOTAL	127,089

Capital Research and Management Company

Registered Name		holding
State Street Nominees Limited		550,439
Chase Nominees Limited		13,002,200
	TOTAL	13,552,639

CARMELINA CARFORA

Group Company Secretary

27th September 2005

END

HOLPUURCBUPAGCM

REG-Electrocomponents Holding(s) in Company

RNS Number:8266R
Electrocomponents PLC
27 September 2005

ELECTROCOMPONENTS PLC ("the Company")

NOTIFICATION UNDER SECTION 198 - COMPANIES ACT 1985

The Company received notification on 26th September 2005 in accordance with Section 198 of the Companies Act that the notifiable interest of Deutsche Bank AG and its subsidiary companies had increased to 18,024,712 Ordinary shares of Electrocomponents PLC, representing a total of 4.14% of the total issued share capital of the Company.

CARMELINA CARFORA

Group Company Secretary

27th September 2005

REG-Electrocomponents Holding(s) in Company

RNS Number:0454S
Electrocomponents PLC
30 September 2005

ELECTROCOMPONENTS PLC ("the Company")

NOTIFICATION UNDER SECTION 198 - COMPANIES ACT 1985

The Company received notification on 30th September 2005 (dated 29th September
2005) in accordance with Section 198 of the Companies Act that Silchester
International Investors Limited ("Silchester") has a notifiable interest in
64,156,793 Ordinary Sharers of 10p each in the Company; and that Sanderson Asset
Management Limited ("Sanderson") (a UK limited company of which Silchester holds
49.9% of the issued share capital) and Silchester (by virtue of Section Section
203(2)(b) of the Companies Act 1985), have an interest in 4,975,900 shares.
Silchester's interest therefore represents 15.88% of the total issued ordinary
share Capital of the Company. Within this holding it is noted that Silchester
International Investors International Value Equity Group Trust controls
17,469,797 Ordinary Shares, which represents 4.01% of the total issued share
capital of the Company, and that Silchester International Investors
International Value Equity Trust controls 41,325,291 Ordinary Shares, which
represents 9.49% of the total issued share capital of the Company.

The Company is informed that the shares to which this notification relates are
registered as follows:

SII Account Nominee
Number of Shares % held

Silchester International Investors International Value
Northern Trust Co 17,469,797 4.01
Equity Group Trust

Silchester International Investors Tobacco Free Northern
Trust Co 2,801,107 0.64
International Value Equity Trust

Silchester International Investors International Value
Northern Trust Co 41,325,291 9.49
Equity Trust

The Calleva Trust Northern Trust
Co 2,560,598 0.59

TOTAL
64,156,793 14.74

SAM Account	Number of Shares	% held	Nominee
BUST	1,898,000	0.44	Northern Trust Co
CAT	132,000	0.03	Pictet & Cie
DYN	98,000	0.02	State Street
EUF	172,000	0.04	State Street
GOLF	79,000	0.02	Bank of New York
GRIT	684,600	0.16	Northern Trust Co
INGOT	172,500	0.04	Mellon Trust
MINI	266,800	0.06	State Street
OCEAN	80,300	0.02	Northern Trust Co
OVAL	150,600	0.03	Mellon Trust
PEARL	32,000	0.01	Northern Trust Co
RAIN	130,000	0.03	Citigroup
STAMP	90,000	0.02	Northern Trust Co
TIME	30,000	0.01	Bank of New York
TRAY	530,100	0.12	Northern Trust Co
WHEAT	169,000	0.04	Mellon Trust
WINDY	131,000	0.03	Northern Trust Co
WOGAN	130,000	0.03	Northern Trust Co
TOTAL	4,975,900	1.14	

OVERALL TOTAL (SII and SAM Accounts)
69,132,693 15.88

CARMELINA CARFORA

Group Company Secretary

30th September 2005

HOLWUUACBUPAGAU

REG-Electrocomponents Holding(s) in Company

RNS Number:0460S
Electrocomponents PLC
30 September 2005

ELECTROCOMPONENTS PLC ("the Company")

NOTIFICATION UNDER SECTION 198 - COMPANIES ACT 1985

The Company received notification from Franklin Templeton Investments on 30th September 2005 (dated 29th September 2005) in accordance with Section 198 of the Companies Act that Franklin Resources, Inc. and its affiliates on behalf of clients (detailed below), had an interest in 30,850,026 Ordinary shares of Electrocomponents PLC representing a total of 7.087% of the total issued share capital of the Company, which now represents a notifiable interest in the share capital of the Company.

Registered Holder		Number of Shares	% held
Bank of New York, London		281,040	0.0646
JP Morgan Chase Bank		29,344,652	6.7419
Citibank Nominees Ltd		194,400	0.0447
HSBC Bank		346,189	0.0795
Mellon Bank		17,600	0.0040
Royal Trust Corp. of Canada		228,515	0.0525
State Street Nominees Limited		437,630	0.1005
	TOTAL	30,850,026	7.0877

CARMELINA CARFORA

Group Company Secretary

30th September 2005

END

HOLWUURCBUPAGAU

REG-Electrocomponents Holding(s) in Company

RNS Number:0514S
Electrocomponents PLC
30 September 2005

ELECTROCOMPONENTS PLC ('the Company')

NOTIFICATION OF SUBSTANTIAL SHAREHOLDER

The Company received notification on 30th September 2005 (dated 29th September 2005) in accordance with section 198 of the Companies Act from Capital Group Companies Inc, ('CG'), a US based holding Company on behalf of its affiliates, Capital International Limited and Capital Research and Management Company. The notification states that the notifiable interest held by these affiliates has increased to 17,291,216 Ordinary Shares of 10p each in the Company, which represents 3.973% of the total issued share Capital of the Company. The shares are held as follows:

Capital Group Companies, Inc. ('CG') holdings	Number of Shares	% held
Capital International Limited	2,209,813	0.508
Capital Research and Management Company	15,081,403	3.465
TOTAL	17,291,216	3.973

SHARES ARE REGISTERED AS FOLLOWS:

Capital International Limited

Registered Name	holding
Bank of New York Nominees	777,703
Northern Trust	476,702
Chase Nominees Limited	487,553
Bankers Trust	27,100

Nortrust Nominees 124,400
State Street Bank & Trust Co.
52,600
Deutsche Bank AG 50,547
HSBC Bank plc 157,408
Mellon Bank N.A. 38,300
Bank One London 17,500
TOTAL 2,209,813

Capital Research and Management Company
Registered Name holding
State Street Nominees Limited
646,403
Chase Nominees Limited
14,435,000
TOTAL 15,081,403

CARMELINA CARFORA

Group Company Secretary

30th September 2005

HOLWUUBPBUPAGQU

RECEIVED
2005 NOV -7 A 11:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REG-Electrocomponents Holding(s) in Company

RNS Number:2687S
Electrocomponents PLC
05 October 2005

ELECTROCOMPONENTS PLC ("the Company")

NOTIFICATION UNDER SECTION 198 - COMPANIES ACT 1985

The Company received notification on 5th October 2005 (dated 4th October 2005) in accordance with Section 198 of the Companies Act that Silchester International Investors Limited ("Silchester") has a notifiable interest in 64,726,793 Ordinary Sharers of 10p each in the Company; and that Sanderson Asset Management Limited ("Sanderson") (a UK limited company of which Silchester holds 49.9% of the issued share capital) and Silchester (by virtue of Section Section 203(2)(b) of the Companies Act 1985), have an interest in 4,975,900 shares.
Silchester's interest therefore represents 16.01% of the total issued ordinary share Capital of the Company. Within this holding it is noted that Silchester International Investors International Value Equity Group Trust controls 17,624,101 Ordinary Shares, which represents 4.05% of the total issued share capital of the Company, and that Silchester International Investors International Value Equity Trust controls 41,695,604 Ordinary Shares, which represents 9.58% of the total issued share capital of the Company.

The Company is informed that the shares to which this notification relates are registered as follows:

SII Account   Nominee
Number of Shares   % held

Silchester International Investors International Value
Northern Trust Co   17,624,101   4.05
Equity Group Trust
Silchester International Investors Tobacco Free   Northern
Trust Co   2,826,324   0.65

International Value Equity Trust
Silchester International Investors International Value
Northern Trust Co 41,695,604 9.58
Equity Trust
The Calleva Trust Northern Trust
Co 2,580,764 0.59

TOTAL
64,726,793 14.87

SAM Account	Number of Shares	% held	Nominee
BUST	1,898,000	0.44	Northern Trust Co
CAT	132,000	0.03	Pictet & Cie
DYN	98,000	0.02	State Street
EUF	172,000	0.04	State Street
GOLF	79,000	0.02	Bank of New York
GRIT	684,600	0.16	Northern Trust Co
INGOT	172,500	0.04	Mellon Trust
MINI	266,800	0.06	State Street
OCEAN	80,300	0.02	Northern Trust Co
OVAL	150,600	0.03	Mellon Trust
PEARL	32,000	0.01	Northern Trust Co
RAIN	130,000	0.03	Citigroup
STAMP	90,000	0.02	Northern Trust Co
TIME	30,000	0.01	Bank of New York
TRAY	530,100	0.12	Northern Trust Co
WHEAT	169,000	0.04	Mellon Trust
WINDY	131,000	0.03	Northern Trust Co
WOGAN	130,000	0.03	Northern Trust Co
TOTAL	4,975,900	1.14	

OVERALL TOTAL (SII and SAM Accounts)
69,702,693 16.01

CARMELINA CARFORA

Group Company Secretary

5th October 2005

HOLUUGBUUUPAGQA

REG-Electrocomponents Holding(s) in Company

RNS Number:2697S
Electrocomponents PLC
05 October 2005

ELECTROCOMPONENTS PLC ('the Company')

NOTIFICATION OF SUBSTANTIAL SHAREHOLDER

The Company received notification on 5th October 2005 (dated 4th October 2005) in accordance with section 198 of the Companies Act from Capital Group Companies Inc, ('CG'), a US based holding Company on behalf of its affiliates, Capital International Limited and Capital Research and Management Company. The notification states that the notifiable interest held by these affiliates has increased to 17,515,611 Ordinary Shares of 10p each in the Company, which represents 4.024% of the total issued share Capital of the Company. The shares are held as follows:

Capital Group Companies, Inc. ('CG') holdings	Number of Shares	% held
Capital International Limited	2,048,510	0.471
Capital Research and Management Company	15,467,101	3.554
TOTAL	17,515,611	4.024

SHARES ARE REGISTERED AS FOLLOWS:

Capital International Limited

Registered Name	holding
Bank of New York Nominees	672,400
Northern Trust	476,702
Chase Nominees Limited	431,553
Bankers Trust	27,100
Nortrust Nominees	124,400
State Street Bank & Trust Co.	52,600
Deutsche Bank AG	50,547
HSBC Bank plc	157,408
Mellon Bank N.A.	38,300
Bank One London	17,500
TOTAL	2,048,510

Capital Research and Management Company

Registered Name	holding
State Street Nominees Limited	670,700
Chase Nominees Limited	14,796,401
TOTAL	15,467,101

CARMELINA CARFORA

Group Company Secretary

5th October 2005

END

HOLUUGQGUUPAGQA

REG-Silchester Int.Inv. SAR 3 - Electrocomponents plc

RNS Number:2947S
Silchester International Inv.Ld
06 October 2005

FORM SAR 3

DISCLOSURE OF ACQUISITIONS

(Rule 3 of The Rules Governing Substantial Acquisitions of Shares)

Name of acquirer SILCHESTER INTERNATIONAL INVESTORS LIMITED

Beneficial owner, if different from above The Silchester International Investors Value Equity Trust
The Silchester International Investors Value Equity Group Trust
The Silchester International Investors Tobacco Free International Value Trust
The Calleva Trust

Names of any other persons acting by agreement or understanding (see SAR 5) N/A

Company dealt in ELECTROCOMPONENTS PLC

Class of voting shares (eg ordinary shares) ORDINARY

Date of acquisition 5TH OCTOBER 2005

Number of shares acquired 600,000

Number of rights over shares acquired £ N/A

Nature of rights over shares N/A

Total holding of voting shares (and percentage
of total voting shares in issue) 65,326,793 15.01%

Total holding of rights over shares (and
percentage of total voting shares in issue) N/A

Combined total holding (and percentage) of
voting shares and rights over shares N/A

Date of disclosure 6TH OCTOBER 2005
Contact name ALISON RAVENSCROFT
Telephone number 0207 518 7105

£ See the definition of "rights over shares" in the Definitions
Section of the
SARs.

For details of the SARs disclosure requirements, see SARs 3 and 5
and their
Notes which can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk.

SADUUGGGUUPAGUQ

REG-Electrocomponents Holding(s) in Company

RNS Number:4548S
Electrocomponents PLC
10 October 2005

ELECTROCOMPONENTS PLC ('the Company')

NOTIFICATION OF SUBSTANTIAL SHAREHOLDER

The Company received notification on 10th October 2005 (dated 7th October 2005) in accordance with section 198 of the Companies Act from Capital Group Companies Inc, ('CG'), a US based holding Company on behalf of its affiliates, Capital International Limited and Capital Research and Management Company. The notification states that the notifiable interest held by these affiliates has increased to 20,284,944 Ordinary Shares of 10p each in the Company, which represents 4.660% of the total issued share Capital of the Company. The shares are held as follows:

Capital Group Companies, Inc. ('CG') holdings

	Number of Shares	% held
Capital International Limited	2,048,510	0.471
Capital Research and Management Company	18,236,434	4.190
TOTAL	20,284,944	4.660

SHARES ARE REGISTERED AS FOLLOWS:

Capital International Limited

Registered Name	holding
Bank of New York Nominees	672,400
Northern Trust	476,702
Chase Nominees Limited	431,553
Bankers Trust	

27,100
Nortrust Nominees
124,400
State Street Bank & Trust Co.
52,600
Deutsche Bank AG
50,547
HSBC Bank plc
157,408
Mellon Bank N.A.
38,300
Bank One London
17,500

TOTAL 2,048,510

Capital Research and Management Company
Registered Name
holding
State Street Nominees Limited
844,634
Chase Nominees Limited
17,391,800

TOTAL 18,236,434

CARMELINA CARFORA

Group Company Secretary

10th October 2005

HOLGUGQPUUPAGAU

REG-Electrocomponents Holding(s) in Company

RNS Number:5087S
Electrocomponents PLC
11 October 2005

ELECTROCOMPONENTS PLC ("the Company")

NOTIFICATION UNDER SECTION 198 - COMPANIES ACT 1985

The Company received notification from Franklin Templeton Investments on 11th October 2005 (dated 10th October 2005) in accordance with Section 198 of the Companies Act that Franklin Resources, Inc. and its affiliates on behalf of clients (detailed below), had an interest in 35,487,570 Ordinary shares of Electrocomponents PLC representing a total of 8.1532% of the total issued share capital of the Company, which now represents a notifiable interest in the share capital of the Company.

Registered Holder		Number of Shares	% held
Bank of New York, London		380,375	0.0874
JP Morgan Chase Bank		33,631,535	7.7268
Citibank Nominees Ltd		234,000	0.0538
HSBC Bank		427,789	0.0983
Mellon Bank		20,526	0.0047
Royal Trust Corp. of Canada		263,315	0.0605
State Street Nominees Limited		530,030	0.1218
	TOTAL	35,487,570	8.1532

CARMELINA CARFORA

Group Company Secretary

11th October 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLGUGBGUUPAGCG

REG-Electrocomponents Holding(s) in Company

RNS Number:5133S
Electrocomponents PLC
11 October 2005

ELECTROCOMPONENTS PLC ('the Company')

NOTIFICATION OF SUBSTANTIAL SHAREHOLDER

The Company received notification on 11th October 2005 (dated 10th October 2005) in accordance with section 198 of the Companies Act from Capital Group Companies Inc, ('CG'), a US based holding Company on behalf of its affiliates, Capital International Limited and Capital Research and Management Company. The notification states that the notifiable interest held by these affiliates has increased to 22,758,510 Ordinary Shares of 10p each in the Company, which represents 5.229% of the total issued share Capital of the Company. The shares are held as follows:

Capital Group Companies, Inc. ('CG') holdings	Number of Shares	% held
Capital International Limited	2,048,510	0.471
Capital Research and Management Company	20,710,000	4.758
TOTAL	22,758,510	5.229

SHARES ARE REGISTERED AS FOLLOWS:

Capital International Limited

Registered Name	holding
Bank of New York Nominees	672,400
Northern Trust	476,702
Chase Nominees Limited	431,553
Bankers Trust	27,100
Nortrust Nominees	124,400
State Street Bank & Trust Co.	52,600
Deutsche Bank AG	50,547
HSBC Bank plc	157,408
Mellon Bank N.A.	38,300
Bank One London	17,500
TOTAL	2,048,510

Capital Research and Management Company

Registered Name	holding
State Street Nominees Limited	1,000,000
Chase Nominees Limited	19,710,000

TOTAL 20,710,000

CARMELINA CARFORA

Group Company Secretary

11th October 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLGUGMUUUPAGAG

REG-Electrocomponents Holding(s) in Company

RNS Number:8344S
Electrocomponents PLC
18 October 2005

ELECTROCOMPONENTS PLC ('the Company')

NOTIFICATION OF SUBSTANTIAL SHAREHOLDER

The Company received notification on 18th October 2005 (dated 17th October 2005) in accordance with section 198 of the Companies Act from Capital Group Companies Inc, ('CG'), a US based holding Company on behalf of its affiliates, Capital International Limited and Capital Research and Management Company. The notification states that the notifiable interest held by these affiliates has decreased to 21,651,910 Ordinary Shares of 10p each in the Company, which represents 4.975% of the total issued share Capital of the Company. The shares are held as follows:

Capital Group Companies, Inc. ('CG') holdings	Number of Shares	% held
Capital International Limited	941,910	0.216
Capital Research and Management Company	20,710,000	4.758
TOTAL	21,651,910	4.975

SHARES ARE REGISTERED AS FOLLOWS:

Capital International Limited

Registered Name	holding
Northern Trust	42,502
Chase Nominees Limited	431,553
Bankers Trust	27,100
Nortrust Nominees	124,400
State Street Bank & Trust Co.	52,600
Deutsche Bank AG	50,547
HSBC Bank plc	157,408
Mellon Bank N.A.	38,300
Bank One London	17,500
TOTAL	941,910

Capital Research and Management Company

Registered Name		holding
State Street Nominees Limited		1,000,000
Chase Nominees Limited		19,710,000
	TOTAL	20,710,000

CARMELINA CARFORA

Group Company Secretary

18th October 2005

REG-Electrocomponents Holding(s) in Company

RNS Number:8952S
Electrocomponents PLC
19 October 2005

ELECTROCOMPONENTS PLC ("the Company")

NOTIFICATION UNDER SECTION 198 - COMPANIES ACT 1985

The Company received notification on 19th October 2005 (dated 18th October 2005)
in accordance with Section 198 of the Companies Act that Silchester
International Investors Limited ("Silchester") has a notifiable interest in
67,487,024 Ordinary Sharers of 10p each in the Company; and that Sanderson Asset
Management Limited ("Sanderson") (a UK limited company of which Silchester holds
49.9% of the issued share capital) and Silchester (by virtue of Section Section
203(2)(b) of the Companies Act 1985), have an interest in 5,085,900 shares.
Silchester's interest therefore represents 16.67% of the total issued ordinary
share Capital of the Company. Within this holding it is noted that Silchester
International Investors International Value Equity Group Trust controls
18,318,988 Ordinary Shares, which represents 4.21% of the total issued share
capital of the Company, and that Silchester International Investors
International Value Equity Trust controls 43,548,306 Ordinary Shares, which
represents 10.01% of the total issued share capital of the Company.

The Company is informed that the shares to which this notification relates are
registered as follows:

SII Account Nominee
Number of Shares % held

Silchester International Investors International Value
Northern Trust Co 18,318,988 4.21
Equity Group Trust
Silchester International Investors Tobacco Free Northern
Trust Co 2,918,452 0.67
International Value Equity Trust

Silchester International Investors International Value
Northern Trust Co 43,548,306 10.00
Equity Trust
The Calleva Trust Northern Trust
Co 2,701,278 0.62

TOTAL
67,487,024 15.50

SAM Account	Number of Shares	% held	Nominee
BUST	1,898,000	0.44	Northern Trust Co
CAT	132,000	0.03	Pictet & Cie
DYN	98,000	0.02	State Street
EUF	172,000	0.04	State Street
GOLF	79,000	0.02	Bank of New York
GRIT	684,600	0.16	Northern Trust Co
INGOT	172,500	0.04	Mellon Trust
MINI	266,800	0.06	State Street
OCEAN	80,300	0.02	Northern Trust Co
OVAL	150,600	0.03	Mellon Trust
PEARL	32,000	0.01	Northern Trust Co
RAIN	130,000	0.03	Citigroup
RANGER	41.000	0.01	Northern Trust Co
STAMP	90,000	0.02	Northern Trust Co
SURF	69,000	0.02	Northern Trust Co
TIME	30,000	0.01	Bank of New York
TRAY	530,100	0.12	Northern Trust Co
WHEAT	169,000	0.04	Mellon Trust
WINDY	131,000	0.03	Northern Trust Co
WOGAN	130,000	0.03	Northern Trust Co

TOTAL
5,085,900 1.17

OVERALL TOTAL (SII and SAM Accounts)
72,572,924 16.67

CARMELINA CARFORA

Group Company Secretary

19th October 2005

This information is provided by RNS
The company news service from the London Stock
Exchange
END
HOLGUGPWUUPAGAB

RECEIVED
2005 NOV -7 A 11: 36
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REG-Electrocomponents Holding(s) in Company

RNS Number:0285T
Electrocomponents PLC
21 October 2005

ELECTROCOMPONENTS PLC ("the Company")

NOTIFICATION UNDER SECTION 198 - COMPANIES ACT 1985

The Company received notification from Franklin Templeton Investments on 21st October 2005 (dated 20th October 2005) in accordance with Section 198 of the Companies Act that Franklin Resources, Inc. and its affiliates on behalf of clients (detailed below), had an interest in 39,453,515 Ordinary shares of Electrocomponents PLC representing a total of 9.0640% of the total issued share capital of the Company, which now represents a notifiable interest in the share capital of the Company.

Registered Holder	Number of Shares	% held
Bank of New York, London	503,030	0.1156
JP Morgan Chase Bank	37,285,490	8.5659
Citibank Nominees Ltd	284,530	0.0654
HSBC Bank	456,940	0.1050
Mellon Bank	20,256	0.0047
Royal Trust Corp. of Canada	282,149	0.1648
State Street Nominees Limited	620,580	0.1426
TOTAL	39,453,515	9.0640

CARMELINA CARFORA

Group Company Secretary

21st October 2005

END

HOLPUGAWUUPAGQG

REG-Electrocomponents Holding(s) in Company

RNS Number:3135T
Electrocomponents PLC
28 October 2005

ELECTROCOMPONENTS PLC ("the Company")

NOTIFICATION UNDER SECTION 198 - COMPANIES ACT 1985

The Company received notification on 27th October 2005 in accordance with Section 198 of the Companies Act that the notifiable interest of Deutsche Bank AG and its subsidiary companies had increased to 22,013,099 Ordinary shares of Electrocomponents PLC, representing a total of 5.06% of the total issued share capital of the Company.

CARMELINA CARFORA
Group Company Secretary
28th October 2005

END

HOLPUGWUUUPAGPR

REG-Electrocomponents Holding(s) in Company

RNS Number:3140T
Electrocomponents PLC
28 October 2005

ELECTROCOMPONENTS PLC ("the Company")

NOTIFICATION UNDER SECTION 198 - COMPANIES ACT 1985

The Company received notification on 27th October 2005 (dated 26th October 2005) in accordance with Section 198 of the Companies Act that Silchester International Investors Limited ("Silchester") has a notifiable interest in 68,922,024 Ordinary Sharers of 10p each in the Company; and that Sanderson Asset Management Limited ("Sanderson") (a UK limited company of which Silchester holds 49.9% of the issued share capital) and Silchester (by virtue of Section Section 203(2)(b) of the Companies Act 1985), have an interest in 5,085,900 shares. Silchester's interest therefore represents 17.00% of the total issued ordinary share Capital of the Company. Within this holding it is noted that Silchester International Investors International Value Equity Group Trust controls 18,723,773 Ordinary Shares, which represents 4.30% of the total issued share capital of the Company, and that Silchester International Investors International Value Equity Trust controls 44,449,229 Ordinary Shares, which represents 10.21% of the total issued share capital of the Company.

The Company is informed that the shares to which this notification relates are registered as follows:

SII Account	Nominee	Number of Shares	% held
Silchester International Investors International Value Equity Group Trust	Northern Trust Co	18,723,773	4.30
Silchester International Investors Tobacco Free International Value Equity Trust	Northern Trust Co	2,985,675	0.69
Silchester International Investors International Value Equity Trust	Northern Trust Co	44,449.229	10.21
The Calleva Trust	Northern Trust Co	2,763,347	0.63
TOTAL		68,922,024	15.83

SAM Account	Nominee	Number of Shares	% held
BUST	Northern Trust Co	1,898,000	0.44
CAT	Pictet & Cie	132,000	0.03
DYN	State Street	98,000	0.02
EUF	State Street	172,000	0.04
GOLF	Bank of New York	79,000	0.02
GRIT	Northern Trust Co	684,600	0.16
INGOT	Mellon Trust	172,500	0.04
MINI	State Street	266,800	0.06
OCEAN	Northern Trust Co	80,300	0.02
OVAL	Mellon Trust	150,600	0.03

PEARL	Northern Trust Co	32,000	0.01
RAIN	Citigroup	130,000	0.03
RANGER	Northern Trust Co	41.000	0.01
STAMP	Northern Trust Co	90,000	0.02
SURF	Northern Trust Co	69,000	0.02
TIME	Bank of New York	30,000	0.01
TRAY	Northern Trust Co	530,100	0.12
WHEAT	Mellon Trust	169,000	0.04
WINDY	Northern Trust Co	131,000	0.03
WOGAN	Northern Trust Co	130,000	0.03
TOTAL		5,085,900	1.17

OVERALL TOTAL (SII and SAM Accounts) 74,007,924 17.00

CARMELINA CARFORA

Group Company Secretary

28th October 2005

END

HOLPUGQUUUPAGPR

RECEIVED
2005 NOV -7 A 11:36
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REG-Silchester Int.Inv. SAR 3 - Electrocomponents plc

RNS Number:3758T
Silchester International Inv.Ld
31 October 2005

FORM SAR 3

DISCLOSURE OF ACQUISITIONS

(Rule 3 of The Rules Governing Substantial Acquisitions of Shares)

Name of acquirer SILCHESTER INTERNATIONAL INVESTORS LIMITED

Beneficial owner, if different from above The Silchester International Investors Value Equity Trust
The Silchester International Investors Value Equity Group Trust
The Silchester International Investors Tobacco Free International Value Trust
The Calleva Trust

Names of any other persons acting by agreement or understanding (see SAR 5) N/A

Company dealt in ELECTROCOMPONENTS PLC

Class of voting shares (eg ordinary shares) ORDINARY

Date of acquisition 28TH OCTOBER 2005

Number of shares acquired 940,000

Number of rights over shares acquired Â£ N/A

Nature of rights over shares N/A

Total holding of voting shares (and percentage of total voting shares in issue)
70,422,024 16.18%

Total holding of rights over shares (and percentage of total voting shares in issue) N/A

Combined total holding (and percentage) of
voting shares and rights over shares N/A

Date of disclosure 31ST OCTOBER 2005

Contact name ALISON RAVENSCROFT

Telephone number 0207 518 7105

Â£ See the definition of "rights over shares" in the Definitions Section of the SARs.

For details of the SARs disclosure requirements, see SARs 3 and 5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

SADWUGQGUUPAGGG

REG-Electrocomponents Holding(s) in Company

RNS Number:3960T
Electrocomponents PLC
31 October 2005

ELECTROCOMPONENTS PLC ("the Company")

NOTIFICATION UNDER SECTION 198 - COMPANIES ACT 1985

The Company received notification on 31st October 2005 in accordance with Section 198 of the Companies Act that Silchester International Investors Limited ("Silchester") has a notifiable interest in 70,422,024 Ordinary Sharers of 10p each in the Company; and that Sanderson Asset Management Limited ("Sanderson") (a UK limited company of which Silchester holds 49.9% of the issued share capital) and Silchester (by virtue of Section Section 203(2)(b) of the Companies Act 1985), have an interest in 5,137,900 shares. Silchester's interest therefore represents 17.36% of the total issued ordinary share Capital of the Company. Within this holding it is noted that Silchester International Investors International Value Equity Group Trust controls 19,146,893 Ordinary Shares, which represents 4.40% of the total issued share capital of the Company, and that Silchester International Investors International Value Equity Trust controls 45,390,957 Ordinary Shares, which represents 10.43% of the total issued share capital of the Company.

The Company is informed that the shares to which this notification relates are registered as follows:

SII Account	Nominee	Number of Shares	% held
Silchester International Investors International Value Equity Group Trust	Northern Trust Co	19,146,893	4.40
Silchester International Investors Tobacco Free International Value Equity Trust	Northern Trust Co	3,055,945	0.70
Silchester International Investors International Value Equity Trust	Northern Trust Co	45,390,957	10.43
The Calleva Trust	Northern Trust Co	2,828,229	0.65
TOTAL		70,422,024	16.18

SAM Account	Nominee	Number of Shares	% held

BUST	Northern Trust Co	1,898,000	0.44
CAT	Pictet & Cie	132,000	0.03
DYN	State Street	98,000	0.02
EUF	State Street	172,000	0.04
GOLF	Bank of New York	79,000	0.02
GRIT	Northern Trust Co	684,600	0.16
INGOT	Mellon Trust	172,500	0.04
MINI	State Street	266,800	0.06
OCEAN	Northern Trust Co	80,300	0.02
OVAL	Mellon Trust	150,600	0.03
PEARL	Northern Trust Co	32,000	0.01
RAIN	Citigroup	130,000	0.03
RANGER	Northern Trust Co	41.000	0.01
STAMP	Northern Trust Co	90,000	0.02
SURF	Northern Trust Co	69,000	0.02
TIME	Bank of New York	30,000	0.01
TOXIC	Northern Trust Co	52,000	0.01
TRAY	Northern Trust Co	530,100	0.12
WHEAT	Mellon Trust	169,000	0.04
WINDY	Northern Trust Co	131,000	0.03
WOGAN	Northern Trust Co	130,000	0.03
TOTAL		5,137,900	1.18

OVERALL TOTAL (SII and SAM Accounts) 75,559,924 17.36

CARMELINA CARFORA

Group Company Secretary

31st October 2005

END

HOLWUGPCUUPAGCG